UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

 Star Vending Services Corp.

(fka ANDES 6 Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Robert Wiebort

26 Cache Street

Rancho Mission Viejo, CA 92694

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

July 1, 2015

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Robert Wiebort

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

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(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

USA

Number	(7)	Sole Voting Power
of Shares		9,950,000 Indirect via The Wiebort Living Trust
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		9,950,000 Indirect via The Wiebort Living Trust

	(10)	Shared Dispositive Power:
		0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11): 0%

(14)	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Robert Wiebort

26 Cache Street, Rancho Mission Viejo, CA 92694

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: Robert Wiebort

(b)	Address: 26 Cache Street, Rancho Mission Viejo, CA 92694

(c)	Investor

(d)	None.

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(e)	None.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Robert Wiebort, transferred 9,950,00 shares of the Issuer in a private transaction to The Wiebort Living Trust, a trust controlled by Robert Wiebort. There was no economic consideration pursuant to this transaction as it was effectuated with a related party. After the transfer, Robert Wiebort owned no shares of the common stock of the Issuer directly, but maintains ownership indirectly via The Wiebort Living Trust.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private transfer of 9,950,000 shares of common stock of the Issuer by Reporting Person Robert Wiebort to The Wiebort Living Trust. The transaction closed on July 1, 2015.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Robert Wiebort owns no shares of the Issuer's Common Stock directly, but maintains ownership indirectly via The Wiebort Living Trust. Reporting persons filed on Form 3 on July 7, 2015.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 1. Joint Filing Agreement, dated as of July 1, 2015 by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2015	ROBERT WIEBORT

	By:	/s/ Robert Wiebort
Robert Wiebort, Individually

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